

July 12, 2011

Via Facsimile
Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

      RE: **Smart-Tek Solutions, Inc.**
              Supplemental Correspondence submitted on June 28, 2011

              Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed on October 15, 2010

              Schedule PRER14A
              Filed on March 16, 2011

              File No. 000-29895

Dear Mr. Bonar:

We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated May 23, 2011 that, as of December 31, 2010, SCI constituted only 11% of the company's assets. However, at the time the company engaged EMCO/Hanover in relation to the sale of SCI to Perry Law in 2009, SCI appears to have constituted all of the company's assets and, indeed, EMCO/Hanover's opinion considered the company's financial statements only through June 30, 2009.

As a result, we are unable to reconcile your position that no shareholder vote was required for the SCI "vendout" to your former director because it would appear that the sale of SCI was "(1) quantitatively vital to the operation of the corporation and (2) out of the ordinary and substantially affect[ed] the existence and purpose of the corporation" and therefore "the sale is beyond the power of the Board of Directors and stockholder approval is required," as you described the holding of <u>Gimbal v. Signal Cos.</u> to be in your letter of April 28, 2011.

Please explain.

2. We reissue comment two from our letter dated May 23, 2011. We continue to note that you previously disclosed "the main reason for not holding [an annual Shareholder meeting for quite some time] was due to lack of funds to hold the meeting as a result of the large losses incurred by the Company" at the same time you also disclosed that you had "generated a profit from the first day of operations" from the business line you added on June 17, 2009. Please revise your disclosure for the Forms 10-K for the fiscal year ended June 30, 2010 and Interim period ended December 31, 2010 to specify why you did not hold an annual meeting for fiscal 2010.

<u>Form 10-KT for the transition period from July 1, 2010 to December 31, 2010</u>

<u>Report of Independent Registered Public Accounting Firm, Page F-1</u>

3. The report must contain a clear statement as to the auditor's opinion that the financial statements are presented in conformity with GAAP, and any exceptions taken. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at

(202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at
(202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Owen M. Naccarato
        Facsimile: (949) 851-9262